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                                                            Exhibit 99(a)(1)(J)

            SHL TELEMEDICINE EXTENDS TENDER OFFER FOR ALL OUTSTANDING
                      SHARES OF RAYTEL MEDICAL CORPORATION


Tel Aviv/Zurich, March 22, 2002. SHL TeleMedicine Ltd. (SWX: SHLTN), a developer and marketer of telemedicine devices and provider of telemedicine services, today announced that it is extending the expiration date for its offer to purchase all outstanding shares of common stock of Raytel Medical Corporation (NASDAQ: RTEL). The expiration date for the offer, made through its indirect wholly-owned subsidiary SHL TeleMedicine Acquisition Corp., is extended until 5:00 p.m., New York City time, on Monday, April 1, 2002. The offer had previously been scheduled to expire at 12:00 midnight on March 21, 2002. The terms of the extended offer remain unchanged from the original offer as set forth in the offering materials.

SHL has been advised by Alpine Fiduciary Services, Inc., the depositary for the tender offer, that as of midnight on March 21, 2002, Raytel stockholders had tendered 2,280,326 shares (including approximately 84,023 shares tendered pursuant to procedures for guaranteed delivery) out of approximately 2,988,687 shares currently outstanding, or approximately 76% of all outstanding shares. Shares currently tendered satisfy the minimum tender condition. The extension is intended to allow SHL time to acquire 90 percent of outstanding shares of Raytel common stock. Although permitted to do so by the merger agreement, the Purchaser does not currently intend to extend the expiration date again if 90% of the outstanding shares are not validly tendered by the new expiration date. SHL reserves the right to provide a subsequent offering period following acceptance of tendered shares.

SHL expects to close the acquisition promptly after the expiration of the tender offer, assuming that as of that date the requisite number of shares of Raytel common stock are tendered and not withdrawn and other standard closing conditions are satisfied.

Questions concerning the terms of the offer may be directed to Georgeson Shareholder Communications Inc., the Information Agent for the offer. Bankers and Brokers please call collect at (212) 440-9800 and all others please call toll-free at (800) 223-2064. Questions may also be directed to CIBC World Markets, the Dealer Manager for the offer, at toll-free (866) 767-9649.

**

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Raytel. SHL TeleMedicine has filed a Tender Offer Statement with the U.S. Securities and Exchange Commission and Raytel has filed a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/ Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the offer. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement have been mailed to Raytel stockholders and are also available for free at the commission's website at www.sec.gov.